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                                    ANNEX B

CONTACT:

     Chuck Malloy
     Intel Corporation
     (408) 765-3684
     chuck malloy@ccm.oc.intel.com

    Tim Christofferson
     Chips & Technologies
     (408) 434-0601, ext. 2310

     INTEL AND CHIPS AND TECHNOLOGIES ANNOUNCE AGREEMENT IN PRINCIPLE TO SETTLE DELAWARE LITIGATION

     Santa Clara, Calif., October 2, 1997 -- Intel Corporation and Chips and Technologies, Inc. jointly announced today that they have reached an agreement in principle to settle shareholder class action litigation brought in the Delaware Court of Chancery. The Delaware litigation was filed against Chips and Technologies on July 31, 1997, and was amended by the plaintiffs to include Intel and a subsidiary on Sept. 19, 1997. The suit sought to halt the consummation of the previously proposed acquisition of Chips and Technologies by Intel.

     The terms of the settlement agreement, which must still be presented to and approved by the Delaware Court of Chancery at a settlement hearing, call for Chips and Technologies to make additional disclosure in a Securities and Exchange Commission Filing which will then be mailed to Chips shareholders. The settlement also calls for Chips and Technologies and Intel to amend their current Merger Agreement to extend to Nov. 30, 1997, the date after which either Intel or Chips and Technologies may unilaterally terminate the transaction if the tender offer has not been consummated. The settlement also provides that, in the event that Chips seeks to terminate the Merger Agreement due to an unsolicited higher offer meeting the standards set forth in the Merger Agreement, the maximum fee payable to Intel would be reduced from $15 million to $7.5 million.

     The settlement contains no agreement to pay plaintiffs' attorneys fees. The plaintiffs have reserved the right to apply to the Delaware Court of Chancery for a fee and expense award, and defendants have reserved the right to oppose any such application.

     The Merger Agreement between the parties provides that Chips may not solicit other offers, but may, under certain conditions, entertain negotiations with parties who make unsolicited superior proposals to purchase Chips and Technologies.

     Chips and Technologies is the world's number one supplier of flat panel video graphics controllers and accelerators to the portable computer market. Chips and Technologies can be reached on the worldwide web at http:/www.chips.com.

     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking and communications products. Additional information is available at www.intel.com/pressroom.

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